UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2012

Commission File Number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Translation of registrant's name into English)

400 - 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report Updated Feasibility Study, Pima County, Arizona Dated August 28, 2012

99.2	Certification of Conrad E. Huss

99.3	Certification of Susan Bird

99.4	Certification of Thomas L Drielick

99.5	Certification of Robert H. Fong

99.6	Certification of John I. Ajie

99.7	Consent of Conrad E. Huss

99.8	Consent of Susan Bird

99.9	Consent of Thomas L. Drielick

99.10	Consent of Robert H. Fong

99.11	Consent of John I. Ajie

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Augusta Resource Corporation
(Registrant)

Date: August 30, 2012	By:	/s/ Purni Parikh
Purni Parikh
	Title:	Corporate Secretary